January 8, 2010

Mail Stop 3010

Shawn P. Seale
Senior Vice President, Chief Financial Officer and Treasurer
CapLease, Inc.
1065 Avenue of the Americas
New York, NY 10018

       RE: **CapLease, Inc.**
              Form 10-K for the period ended December 31, 2008
              Filed March 6, 2009
              Schedule 14A filed April 17, 2009
              File No. 1-32039

Dear Mr. Seale:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                             Sincerely,

                             Daniel L. Gordon
                             Branch Chief